SILVER WHEATON CORP.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Silver Wheaton Corp. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  References in this management information circular to the Meeting include any adjournment or adjournments thereof.  It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies.  The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 20, 2007 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting.  Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on April 24, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 20, 2007.  All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”.  Any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of $0.8581.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company.  A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on April 24, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (Silver Wheaton Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, ON  M5H 3C2; Attention:  Paul M. Stein, Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.

In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M5A 4K9.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of March 20, 2007, 221,280,544 common shares (the “Common Shares”) in the capital of the Company are issued and outstanding.  Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.  The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 20, 2007.  In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date.  Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.  All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Goldcorp Trading (Barbados) Limited (1)	108,000,000	49%

(1)

Goldcorp Trading (Barbados) Limited is a wholly-owned subsidiary of Goldcorp Inc. (“Goldcorp”).

Statement of Executive Compensation

The following table provides information for the three most recently completed financial years ended December 31, 2006 regarding compensation paid to or earned by the Company’s President, Chief Executive Officer and former Chief Financial Officer, the Company’s Chairman and Former Interim Chief Executive Officer, the Company’s Chief Financial Officer and the Company’s Vice President, Corporate Development (the “Named Executive Officers”).  For the financial year ended December 31, 2006, the Company did not have any other executive officers who earned greater than C$150,000 in salary and bonus.

Summary Compensation Table (1)

		Annual Compensation			Long-Term Compensation			All Other Compensation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Peter D. Barnes President, Chief Executive Officer and Former Chief Financial Officer	2006 2005 2004 (5)	317,277 (2) Nil Nil	300,335 Nil Nil	Nil Nil Nil	500,000 Nil 500,000	Nil Nil Nil	Nil Nil Nil	3,853 (6) Nil Nil
Eduardo Luna Chairman and Former Interim Chief Executive Officer (3)	2006 2005 2004 (5)	Nil (7) Nil (7) Nil (7)	Nil Nil Nil	Nil Nil Nil	Nil Nil 590,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Nolan Watson Chief Financial Officer (4)	2006 2005 2004 (5)	106,756 63,191 Nil	128,715 30,034 Nil	Nil Nil Nil	Nil 115,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Randy Smallwood Executive Vice President of Corporate Development	2006 2005 2004 (5)	77,229 (8) 45,744 (9) Nil	128,715 32,164 Nil	Nil Nil Nil	Nil 100,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of US$0.8581 for 2006 and US$0.8577 for 2005.

(2)

Mr. Barnes was appointed as President and Chief Executive Officer of the Company on April 20, 2006.  Prior to such time, his services were provided to the Company pursuant to the Services Agreement.  See “Management Contract”.

(3)

Mr. Luna was appointed as Chairman of the Board and Interim Chief Executive Officer of the Company on December 17, 2004 and resigned as Interim Chief Executive Officer of the Company on April 20, 2006.

(4)

Mr. Watson was appointed as Chief Financial Officer of the Company on April 20, 2006.

(5)

The Company changed its year end to December 31 during 2004.  Accordingly, amounts represent compensation paid from August 31, 2004 to December 31, 2004.

(6)

This amount represents life insurance premiums paid by the Company on behalf of Mr. Barnes.

(7)

The Company does not pay Mr. Luna any salary.  His services are provided to the Company pursuant to the Services Agreement.  See “Management Contract”.

(8)

Mr. Smallwood’s annual salary for the financial year ended December 31, 2006 was C$180,000, half of which was charged back to Goldcorp pursuant to the Services Agreement.  See “Management Contract”.

(9)

Mr. Smallwood’s annual salary for the financial year ended December 31, 2005 was C$160,000, two-thirds of which was charged back to Goldcorp pursuant to the Services Agreement.  See “Management Contract”.

Summary Compensation Table for Chief Executive Officer (1)

The following table provides information for the three most recently completed financial years ended December 31, 2006 regarding compensation paid to or earned by the President and Chief Executive Officer of the Company.

Peter D. Barnes (2)	2006		2005	2004
President and Chief Executive Officer	($)		($)	($)

CASH
Base Salary	317,277	(3)	N/A	N/A
Cash Bonus	300,335		N/A	N/A
Total Cash	617,612		N/A	N/A

EQUITY
Stock Options	1,679,747	(4)	N/A	387,350	(5)
Total Equity	1,679,747		N/A	387,350

Total Direct Compensation	2,297,359		N/A	387,350

(1)

All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of $0.8581 for 2006 and $0.7836 for 2004.

(2)

Mr. Barnes was appointed as President and Chief Executive Officer of the Company on April 20, 2006, replacing Mr. Luna who was acting as Interim Chief Executive Officer.  Prior to such time, his services were provided to the Company pursuant to the Services Agreement.  See “Management Contract”.

(3)

Based on an annual base salary of C$500,000 ($429,050).  This amount represents salary paid by the Company from April 20, 2006 to December 31, 2006.

(4)

Represents the Black Scholes value of options to purchase 500,000 Common Shares granted under the Company’s share option plan (the “Share Option Plan”) at an exercise price of C$12.45 per share.   These options vested as to 166,667 on April 21, 2006 (the date of grant) and will vest as to 166,667 on April 21, 2007 and as to 166,666 on April 21, 2008.

(5)

Represents the Black Scholes value of options to purchase 500,000 Common Shares granted under the Share Option Plan at an exercise price of C$3.25 per share.   These options vested immediately upon grant on October 15, 2004.

The Company does not have any supplemental executive retirement plans.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2006 pursuant to the Share Option Plan.

Option Grants During the Financial Year Ended December 31, 2006

Name	Securities Under Options Granted (#) (1)	Percent of Total Options Granted to Employees in Financial Year (2)	Exercise or Base Price (C$/Security)	Market Value of Securities Underlying Options on the Date of Grant (C$/Security) (3)	Expiration Date
Peter D. Barnes	500,000 (4)	91%	12.45	12.45	April 21, 2011
Eduardo Luna	Nil	N/A	N/A	N/A	N/A
Nolan Watson	Nil	N/A	N/A	N/A	N/A
Randy Smallwood	Nil	N/A	N/A	N/A	N/A

(1)

The class of securities underlying all stock options is Common Shares.

(2)

Based on the total number of options granted pursuant to the Share Option Plan during the financial year ended December 31, 2006 of 550,000.

(3)

The exercise price of options is determined based on the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on the last trading day prior to the date of grant in accordance with the terms of the Share Option Plan.

(4)

These options vested as to 166,667 on April 21, 2006 (the date of grant) and will vest as to 166,667 on April 21, 2007 and as to 166,666 on April 21, 2008.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and year-end option values.

Aggregated Option Exercises During the Financial Year Ended December 31, 2006

and Year-End Option Values

			Unexercised Options at December 31, 2006		Value of Unexercised in-the-money Options at December 31, 2006 (1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (C$)	Exercisable (#)	Unexercisable (#)	Exercisable (C$)	Unexercisable (C$)
Peter D. Barnes	100,000	710,000	566,667	333,333	3,588,000	Nil
Eduardo Luna	590,000	5,820,350	Nil	Nil	Nil	Nil
Nolan Watson	50,000	375,000	43,333	21,667	268,231	134,119
Randy Smallwood	Nil	Nil	266,667	33,333	2,206,669	206,331

(1)

Calculated using the closing price of the Common Shares on the TSX on December 29, 2006 of C$12.22 less the exercise price of in-the-money stock options.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Employment Agreements

The Company has entered into employment agreements with each of Peter Barnes and Nolan Watson.

Peter Barnes

Mr. Barnes’ employment agreement provides for a severance payment of three years’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous year, to be paid if there is a change of control of the Company (a “Change of Control” as defined below) and either (i) Mr. Barnes elects in writing to terminate his employment within 120 days from the date of such Change of Control, or (ii) within six months of such Change of Control Mr. Barnes elects to terminate his employment as a result of certain events occurring, including a material decrease in any of Mr. Barnes’ duties, powers, rights, discretion, salary or benefits or a change in location of Mr. Barnes’ principal place of employment compared with his principal place of employment prior to the Change of Control.

Nolan Watson

Mr. Watson’s employment agreement provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, to be paid if there is a Change of Control and within six months of such Change of Control (i) the Company gives notice of its intention to terminate Mr. Watson for any reason other than just cause, or (ii) Mr. Watson elects to terminate his employment as a result of certain events occurring, including a material decrease in Mr. Watson’s duties, powers, rights, discretion, salary or benefits, a diminution of title, a change in the person to whom Mr. Watson reports, a material change in his hours, a material increase in the amount of travel required or a change in location of Mr. Watson’s principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

“Change of Control”

A “Change of Control” is defined in such employment agreements as (a) less than 50% of the Board being comprised of (i) directors of the Company at the time the respective agreements are entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the agreement was entered into; (b) the acquisition by any person or persons acting jointly and in concert (other than Goldcorp or any of its affiliates) of 40% or more of the issued and outstanding Common Shares; or (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year.

Other than described above, the Company and its subsidiary have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiary, from a change of control of the Company and its subsidiary or a change in the Named Executive Officers’ responsibilities following a change of control.

Management Contract

Pursuant to an administration and management services agreement (the “Services Agreement”) dated October 15, 2004 between the Company and Goldcorp (Park Place, Suite 3400, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8), the Company agreed to reimburse Goldcorp for a portion of its office facilities and the services of its personnel.  This management fee is calculated monthly based on actual time and other expenses incurred by Goldcorp on the Company’s behalf.  The Services Agreement may be terminated at any time upon 30 days notice to Goldcorp.  During the financial year ended December 31, 2006, the Company paid Goldcorp an aggregate of $249,000 in management fees and $nil for reimbursement of expenses paid on the Company’s behalf under the Services Agreement.

The following individuals were informed persons of Goldcorp during the financial year ended December 31, 2006:  Peter D. Barnes (British Columbia), Russell Barwick (British Columbia), Eduardo Luna (Mexico), David R. Beatty (Ontario), John P. Bell (British Columbia), Lawrence I. Bell (British Columbia), Beverley Briscoe (British Columbia), Julio Carvalho (Brazil), Peter Dey (Ontario), Lindsay A. Hall (British Columbia), Rohan Hazelton (British Columbia), Douglas M. Holtby (British Columbia), Charles Jeannes (British Columbia), Brian W. Jones (Missouri, United States), Wendy Louie (British Columbia), Antonio Madero (Mexico), C. Kevin McArthur (British Columbia), Dr. Donald R.M. Quick (Ontario), Steve Reid (Ontario), P. Randy Reifel (British Columbia), A. Dan Rovig (Nevada, United States), Paula Rogers (British Columbia), Mark Ruus (British Columbia), Michael L. Stein (Ontario), Paul M. Stein (Ontario), Ian W. Telfer (British Columbia), Anna M. Tudela (British Columbia) and Kenneth F. Williamson (Ontario).

Compensation of Directors

Standard Compensation Arrangements

The Board meets annually to review the adequacy and form of directors' compensation.  For the financial year ended December 31, 2006, each non-executive director of the Company received (i) an annual retainer fee of C$40,000, paid C$10,000 quarterly, and (ii) meeting fees of C$1,000 for each in-person Board or committee of the Board meeting attended and C$500 for each Board or committee of the Board meeting attended by teleconference, with only one meeting fee being payable where a Board and committee meeting occur on the same day.  The Lead Director of the Board (currently, Wade Nesmith) and the Chairman of the Audit Committee (currently, John Brough) each receives an additional C$15,000 per year.  The Chairman of the Compensation Committee (currently, Peter Gillin) and the Chairman of the Governance and Nominating Committee (currently, Wade Nesmith) each receives an additional C$7,500 per year.  In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata.

During the financial year ended December 31, 2006, an aggregate of C$264,000 was paid in cash and C$177,450 was paid in Restricted Share Rights (an aggregate of 15,000 Restricted Share Rights were issued) to two of the independent directors (Messrs. Bell and Holtby).

The following table provides details regarding compensation paid to the Company’s directors during the financial year ended December 31, 2006 (the current directors are marked with an asterisk).

Name	Board Annual Retainer ($)	Committee Chair Retainer ($)	Lead Director Retainer ($)	Aggregate Board Attendance Fee (3) ($)	Aggregate Committee Attendance Fee (3) ($)	Total Fees Paid in Cash ($)	Restricted Share Rights ($)	Total Fees ($)
* Peter D. Barnes	-	-	-	-	-	-	-	-
* Lawrence I. Bell	17,162	-	-	7,723 (based on 12 Board meetings attended)	858 (based on 2 committee meetings attended)	25,743	76,135 (2)	101,878
* John A. Brough	34,324	12,872	-	7,294 (based on 15 Board meetings attended)	2,574 (based on 9 committee meetings attended)	57,064	-	57,064
* Douglas M. Holtby	17,162	-	-	7,723 (based on 11 Board meetings attended)	1,287 (based on 3 committee meetings attended)	26,172	76,135 (2)	102,307
* R. Peter Gillin	34,324	6,436	-	6,221 (based on 14 Board meetings attended)	3,218 (based on 12 committee meetings attended)	50,199	-	50,199
* Eduardo Luna	-	-	-	-	-	-	-	-
* Wade D. Nesmith	34,324	6,436	12,872	9,010 (based on 16 Board meetings attended)	4,720 (based on 7 committee meetings attended)	67,362	-	67,362
Ian W. Telfer (1)	-	-	-	-	-	-	-	-

(1)

Mr. Telfer resigned from the Board on April 20, 2006.

(2)

Each of Messrs. Bell and Holtby were granted 7,500 Restricted Share Rights on August 3, 2006 at a deemed price of C$11.83 per share with restricted periods expiring as to 2,500 on August 3, 2006, as to 2,500 on August 3, 2007 and as to 2,500 on August 3, 2008.

(3)

The Board and committee attendance fees have been pro rated as between Board and committee meetings which were attended on the same day as only one meeting fee is payable where a Board and committee meeting occur on the same day.

Other Arrangements

None of the directors of the Company were compensated in their capacity as a director by the Company during the financial year ended December 31, 2006 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Compensation for Services

None of the directors of the Company were compensated for services as consultants or experts during the financial year ended December 31, 2006.

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiary and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiary.  The following are particulars of such insurance for the financial year ended December 31, 2006:

(a)

the total amount of insurance is $20,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)

the total cost for directors and officers liability insurance during 2006 was $243,351.  The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)

the policy provides for deductibles as follows:

(i)

with respect to the directors and officers there is no deductible applicable; and

(ii)

with respect to reimbursement of the Company there is a deductible per claim of $250,000 for securities claims and $100,000 for all other claims.

Composition of the Compensation Committee

The Compensation Committee is composed of three directors of the Company who are neither officers nor employees of the Company or its subsidiary.  At December 31, 2006, the members of the Compensation Committee were Peter Gillin (Chairman), Douglas Holtby and Wade Nesmith.

Report on Executive Compensation

Overall Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)

compensation is determined on an individual basis by the need to attract and retain talented, high achievers;

(b)

calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)

an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)

internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)

the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Compensation Committee Mandate

The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management (collectively, “Executive Management”).  The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance of Executive Management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The Compensation Committee reviews and recommends the compensation philosophy and guidelines for the Company which include reviewing the compensation philosophy and guidelines (a) for Executive Management, for recommendation to the Board for its consideration and approval, and (b) relating to all employees, including annual salary and incentive policies and programs, and material new benefit programs, or material changes to existing benefit programs.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer.  It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer.  In November 2006, the Compensation Committee received a presentation from Mercer Human Resource Consulting (“Mercer”) regarding the current executive compensation environment, practices in today’s market and investor expectations.  Following consideration of the matters presented, discussions with management of the Company and receiving recommendations from management for 2006 bonuses and 2007 salaries for Executive Management and employees of the Company, the Compensation Committee made its recommendations to the Board for approval.  In conducting its review of management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.

The Compensation Committee’s mandate with Mercer was established in 2006.  During 2006, a representative of Mercer attended one Compensation Committee meeting at the request of the Chairman of the Compensation Committee.  The Compensation Committee will agree annually, and on an as-needed basis, with input from management and Mercer, on the specific work to be undertaken by the consultant for the Compensation Committee and the fees associated with such work.  All services provided by Mercer to the Company, beyond Mercer’s role as advisor to the Compensation Committee, will require written pre-approval by the Chairman of the Compensation Committee outlining the scope of work and related fees.  The Compensation Committee will not approve any such work that, in its view, could compromise Mercer’s independence as advisor to the Compensation Committee.  In this regard, some work currently done by Mercer for management will in future be included as part of the Compensation Committee’s mandate.  The Compensation Committee will disclose annually in its management information circular the work done by and the fees paid to Mercer for all work done for the Compensation Committee and any other work the Compensation Committee has approved.

During the financial year ended December 31, 2006, one meeting was held with Mercer and Mercer’s fees as the Compensation Committee’s advisor totaled approximately C$15,700.

Base Salary

In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following factors:

(a)

the particular responsibilities related to the position;

(b)

salaries paid by comparable businesses;

(c)

the experience level of the executive officer; and

(d)

his or her overall performance.

Bonus Payments

Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold, silver, copper and industrial minerals produced by the Company.  When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.  In determining payout amounts, significant weight is given to market comparable information and the advice of the Company’s external compensation advisor.

With respect to the financial year ended December 31, 2006, bonuses were awarded to the following executive officers of the Company:  Peter Barnes, President and Chief Executive Officer, in the amount of C$350,000; Nolan Watson, Chief Financial Officer, in the amount of C$150,000; and Randy Smallwood, Executive Vice President of Corporate Development, in the amount of C$150,000.

Long-Term Incentives

It is the compensation philosophy of the Company to provide a market based blend of base salaries, bonuses and an equity incentive component in the form of options.  Base salaries and bonuses have been at the relatively low end of the scale compared to industry peers with a greater emphasis placed on options.  The Company believes that the option component serves to further align the interests of management with the interests of the Company’s shareholders.

During the financial year ended December 31, 2006, the Board, on the recommendation of the Compensation Committee, granted options to purchase 500,000 Common Shares to Peter Barnes, the President and Chief Executive Officer of the Company.

Chief Executive Officer Compensation

The Compensation Committee:

(a)

periodically reviews the terms of reference for the Company’s Chief Executive Officer and recommends any changes to the Board for approval;

(b)

reviews corporate goals and objectives relevant to the compensation of the Chief Executive Officer and recommends them to the Board for approval;

(c)

leads the annual Chief Executive Officer review/evaluation process and reports the results of the process to the Board;

(d)

based on the results of the Chief Executive Officer’s evaluation, recommends CEO compensation to the Board for approval; and

(e)

reviews, and if appropriate recommends to the Board for approval, any agreements between the Company and the Chief Executive Officer, including those addressing retirement, termination of employment or other special circumstances, as appropriate.

The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options.  The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation.  In setting the Chief Executive Officer’s salary, the Compensation Committee received recommendations from an independent compensation consulting firm and reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year.  The Compensation Committee was satisfied that all such recommendations comply with the Compensation Committee’s policy which is both motivational and competitive to put the Company in a position to attract, retain and inspire performance of executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Company.

See “Statement of Executive Compensation – Summary Compensation Table for Chief Executive Officer” and “Stock Options – Option Grants During the Financial Year Ended December 31, 2006” above for further details regarding compensation for the Company’s Chief Executive Officer during the financial year ended December 31, 2006.

The foregoing report has been submitted by:

Peter Gillin (Chairman)

Douglas Holtby

Wade Nesmith

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on August 31, 2002 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for the five most recently completed financial periods of the Company, assuming the reinvestment of all dividends.

(in C$)	Aug/02	Aug/03	Aug/04	Dec/04	Dec/05	Dec/06
Silver Wheaton Corp.	100.00	66.67	1,800.00	2,533.33	4,500.00	8,146.66
S&P/TSX Composite Index	100.00	116.00	131.55	146.18	181.44	212.76
S&P/TSX Capped Diversified Metals and Mining Index	100.00	130.99	191.48	230.37	339.11	575.77

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2006.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders	4,519,227	C$4.63	5,660,939
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	4,519,227	C$4.63	5,660,939

(1)

Represents the number of Common Shares reserved for issuance upon exercise of outstanding options and Restricted Share Rights.

(2)

Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Share Option Plan of 11,460,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan (as defined herein) of 2,000,000.

Share Option Plan

The Share Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on December 8, 2004.  A copy of the Stock Option Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Share Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares.  The aggregate maximum number of Common Shares that may be reserved for issuance under the Share Option Plan is 11,460,000, representing approximately 5.2% of the Company’s issued and outstanding Common Shares.  Options to purchase an aggregate of 4,548,834 Common Shares, representing approximately 2.1% of the issued and outstanding Common Shares, are currently outstanding under the Share Option Plan and 3,961,166 Common Shares have been issued upon exercise of options granted under the Share Option Plan.  This leaves 2,950,000 Common Shares, representing approximately 1.3% of the issued and outstanding Common Shares, available for issuance under the Share Option Plan.  Any options granted under the Share Option Plan and which have been cancelled or terminated in accordance with the terms of the Share Option Plan without having been exercised will again be available for re-granting under the Share Option Plan.  However, any options granted under the Share Option Plan and exercised will not be available for re-granting under the Share Option Plan.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding.  The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding.

The aggregate maximum number of Common Shares reserved for issuance to any one person pursuant to the Share Option Plan is 5% of the total number of Common Shares then outstanding.

Options granted under the Share Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period not to exceed ten years.  The vesting of stock options is at the discretion of the Board, and at December 31, 2006, 553,335 of the outstanding options remained unvested.  In the event of a change of control, all outstanding unvested options will become immediately exercisable notwithstanding any vesting provisions.  Options granted under the Share Option Plan are not transferable or assignable and terminate:  (i) within a period of 30 days following the termination of an optionee’s employment, subject to the Board’s discretion and any agreement with a director or officer of the Company with respect to the rights of such director or officer upon termination or a change of control of the Company; and (ii) within a period of time following the death of an optionee in the discretion of the Board, not to exceed 12 months following the date of death.

The Board and/or the Compensation Committee of the Board reserves the right to amend, suspend or terminate the Share Option Plan at any time if and when it is advisable in the absolute discretion of the Board.  However, any amendment of the Share Option Plan which would: (a) materially increase the benefits under the plan; (b) materially increase the number of Common Shares which may be issued under the plan; or (c) materially modify the requirements as to the eligibility for participation in the plan shall be effective only upon the approval of the shareholders of the Company.  Any amendment to any provision of the Share Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

At the Meeting, shareholders will be asked to consider approving amendments to the Share Option Plan to clarify the amendment provisions and allow the extension of expiry dates of options granted thereunder in the event that they occur during or soon after a self imposed blackout period on trading securities of the Company.  See “Amendment to the Share Option Plan – Amendment Provisions and Option Terms During Blackouts” for further details.

Restricted Share Plan

The Company’s restricted share plan (the “Restricted Share Plan”) was approved by the Company’s shareholders at the annual and special meeting of shareholders held on May 17, 2005.  A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Restricted Share Plan provides that restricted share rights (the “Restricted Share Rights”) may be granted by a committee (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services to the Company.  The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer.  See “Compensation of Directors” above for details.  The aggregate maximum number of Common Shares that may be reserved for issuance under the Restricted Share Plan is 2,000,000, representing approximately 0.9% of the issued and outstanding Common Shares.  An aggregate of 44,061 Restricted Share Rights, representing approximately 0.02% of the issued and outstanding Common Shares, are currently outstanding under the Restricted Share Plan and 5,000 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan.  This leaves 1,950,939 Restricted Share Rights, representing approximately 0.9% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan.  The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.  The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right is exercisable into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions.  All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

Canadian participants seeking, for tax reasons, to set a Deferred Payment Date must give the Company at least 60 days notice prior to the expiration of the Restricted Period in order to effect such change.  Participants electing to change a Deferred Payment Date must give the Company prior written notice not later than 60 days prior to the Deferred Payment Date.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee.  In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant.  In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares.  The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Corporate Governance Practices

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada.  The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices.  The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders.  The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.  The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required.  Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.  The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements.  The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards.  The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

A majority, five out of the seven members, of the Board are independent within the meaning of the Governance Guidelines.  Each of Lawrence Bell, John Brough, Peter Gillin, Douglas Holtby and Wade Nesmith are independent.  Peter Barnes is not independent as he is also an officer of the Company.  Eduardo Luna is not independent as he is a former officer of the Company.

The intention of the independent directors is to hold quarterly meetings at which non-independent directors and members of management do not attend.  During the financial year ended December 31, 2006, the independent directors held one meeting without Messrs. Barnes and Luna or other members of management in attendance.

Chairman and Lead Director

The Board has appointed Eduardo Luna as its Chairman.  The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis.  The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board.  The Chairman also maintains communications with the Company’s Director, Legal.

The Board has appointed Wade Nesmith as its Lead Director.  The Lead Director’s primary role is to chair all meetings of the independent directors of the Board and to act as a liaison between the independent directors and the Chairman of the Board.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company's shareholders.  Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time.  During the financial year ended December 31, 2006, the Board met 16 times, the Audit Committee met four times, the Compensation Committee met four times and the Governance and Nominating Committee met four times.  The following table provides details regarding director attendance at Board and committee meetings held during their tenure on the Board and the respective committees during the financial year ended December 31, 2006.

Director	Meetings Attended out of Meetings Held
	Board (5)	Audit Committee	Compensation Committee	Governance and Nominating Committee
Peter D. Barnes (1)(2)	11 out of 12	n/a	n/a	n/a
Lawrence I. Bell (3)	12 out of 12	2 out of 2	n/a	n/a
John A. Brough	15 out of 16	4 out of 4	1 out of 1	4 out of 4
R. Peter Gillin	14 out of 16	4 out of 4	4 out of 4	4 out of 4
Douglas M. Holtby (3)	11 out of 12	n/a	3 out of 3	n/a
Eduardo Luna (1)	14 out of 16	n/a	n/a	n/a
Wade D. Nesmith	16 out of 16	1 out of 1	4 out of 4	2 out of 2
Ian W. Telfer (4)	4 out of 4	n/a	n/a	n/a

(1)

Messrs. Barnes and Luna are not members of any committee of the Board.

(2)

Mr. Barnes was appointed to the Board on April 20, 2006, however, prior to his appointment he attended four meetings of the Board by invitation.

(3)

Messrs. Bell and Holtby were appointed to the Board on April 20, 2006.

(4)

Mr. Telfer resigned from the Board on April 20, 2006.

(5)

The Lead Director will usually bring any director unable to attend a meeting up-to-date regarding the business transacted at a particular meeting.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies.  Other than Lawrence Bell and Douglas Holtby who both serve on the board of Goldcorp Inc., no director of the Company serves on the board of any other public company with any other director of the Company.

Director	Other Public Company Directorships	Other Public Company Committee Appointments

Peter D. Barnes	Golden Oasis Exploration Corp. (since 2005)	Audit Committee

Lawrence I. Bell	Goldcorp Inc. (since 2005) Hardwoods Distribution Income Fund (since 2004) International Forest Products Limited (since 1998) Kimber Resources Inc. (since 2006) Miramar Mining Corporation (since 2003)

Audit Committee

Governance and Nominating Committee

Sustainability, Environment, Health and Safety Committee

Audit Committee

Governance Committee

Audit Committee

Corporate Governance Committee

Management Resources and Compensation Committee

Chairman of the Board (ex-officio member of all committees)

Audit and Risk Management Committee

Corporate Governance and Nominating Committee

Director	Other Public Company Directorships	Other Public Company Committee Appointments

John A. Brough	First National Financial Income Fund (since 2006) Kinross Gold Corporation (since 1994) Livingston International Income Fund (since 2006) Rockwater Capital Corporation (since 2006)	Audit Committee Audit Committee Compensation Committee Nominating Committee None Audit Committee

R. Peter Gillin	Tahera Diamond Corporation (since 2003)	Environmental, Health and Safety Committee

Douglas M. Holtby	Goldcorp Inc. (since 2005) UrAsia Energy Ltd. (since 2005)	Governance and Nominating Committee Audit Committee

Eduardo Luna	Genco Resources Ltd. (since 2003)	None

Wade D. Nesmith	Geovic Mining Corp. (since 2006) Nord Resources Corporation (since 2006) Pacifica Resources Ltd. (since 2006) Parran Capital Inc. (since 2006)	None Lead Director Audit Committee Compensation Committee Executive Committee Governance and Nominating Committee None Audit Committee

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company's Audit Committee.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company.  In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

●

the strategic planning process of the Company;

●

identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

●

succession planning, including appointing, training and monitoring senior management;

●

a communications policy for the Company to facilitate communications with investors and other interested parties; and

●

the integrity of the Company's internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors.  The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Chairman of each of the committees of the Board and the Chief Executive Officer of the Company.

Orientation and Continuing Education

The Governance and Nominating Committee, in conjunction with the Chairman of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.  To facilitate ongoing education of the Company’s directors, the Governance and Nominating Committee will:  (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.

The following table provides details regarding various continuing education events held for the Company’s directors during the financial year ended December 31, 2006.

Date and Place	Description of Event	Attendees

Various	Institute of Corporate Directors - Corporate Governance Directors Education Program	John Brough Douglas Holtby

May 2006	Stanford Graduate School of Business, Corporate Governance for Directors	Wade Nesmith

October 2006 Luismin mines (Mexico)	Visit to Luismin mines provided by the Company	Peter Barnes Lawrence Bell John Brough Douglas Holtby Eduardo Luna Wade Nesmith

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.  The Governance and Nominating Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code.  Any non-compliance with the Code is to be reported to the Company’s Chief Risk Officer or other appropriate person.  In addition, the Board conducts regular audits to test compliance with the Code.  A copy of the Code may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.silverwheaton.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Risk Officer regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis.  Such reporting can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose.  Once received, complaints are forwarded to the Chair of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.

Nomination of Directors

The Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board.  The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following:  (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; (d) retirement dates; and (e) the strategic direction of the Company.

The Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Compensation

The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s directors, officers and employees.  The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company, and preparing and recommending to the Board annually a “Report on Executive Compensation” to be included in the Company’s management information circular.

Committees of the Board

The Board has the following three standing committees:

●

the Audit Committee;

●

the Compensation Committee; and

●

the Governance and Nominating Committee.

All of the committees are independent of management and report directly to the Board.  From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.  The current membership of each standing committee of the Board is as follows:

Audit Committee – John Brough (Chair), Lawrence Bell and Peter Gillin

Compensation Committee – Peter Gillin (Chair), Douglas Holtby and Wade Nesmith

Governance and Nominating Committee – Wade Nesmith (Chair), John Brough and Peter Gillin

Audit Committee

The purposes of the Audit Committee are to assist the Board's oversight of:

●

the integrity of the Company's financial statements;

●

the Company's compliance with legal and regulatory requirements;

●

the qualifications and independence of the Company's independent auditors; and

●

the performance of the independent auditors and the Company’s internal audit function.

Further information regarding the Audit Committee is contained in the Company’s annual information form (the “AIF”) dated March 21, 2007 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”.  The AIF is available under the Company’s profile at www.sedar.com.

Compensation Committee

The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:

●

the members of the Board;

●

the Company's Chief Executive Officer; and

●

members of senior management of the Company.

Governance and Nominating Committee

The purposes of the Governance and Nominating Committee are to:

●

identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Nominating Committee); and

●

develop and recommend to the Board a set of corporate governance principles applicable to the Company.

Board Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the Lead Director, the committees of the Board and the individual directors.  The Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Lead Director, the committees of the Board and the individual directors.  The process for such evaluations may include the following:

(a)

a detailed written questionnaire;

(b)

individual discussions between each director and an independent consultant and/or the Chairman of the Governance and Nominating Committee;

(c)

with regard to individual director assessments, peer and/or self evaluations; and

(d)

individual discussions with those members of senior management who regularly interact with the Board.

The Governance and Nominating Committee oversees the implementation of the evaluation process, reviews the evaluation results, develops recommendations based on the results and reports to the Board on the results and any recommendations.  The Board then considers the results and recommendations to determine what, if any, action should be taken.

Indebtedness of Directors and Executive Officers

None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2006, indebted to the Company or its subsidiary in connection with a purchase of securities or otherwise.  In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or its subsidiary.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2006; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described below and elsewhere in this management information circular, since the commencement of the Company’s last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiary.

The Company pays a monthly fee to Goldcorp under the Services Agreement.  See “Management Contract” for further details.  The Chairman of the Company (Eduardo Luna) is also Executive Vice President of Goldcorp, the Executive Vice President of Corporate Development of the Company (Randy Smallwood) was also Director, Project Development of Goldcorp during the financial year ended December 31, 2006 and two of the directors of the Company (Lawrence Bell and Douglas Holtby) are also directors of Goldcorp.

Election of Directors

The Company’s Articles of Continuance provide that the Board consist of a minimum of three and a maximum of ten directors.  The Board currently consists of seven directors.  The Company’s shareholders have previously passed a special resolution authorizing the directors of the Company to set the number of directors to be elected at a shareholder meeting.  At the Meeting, the seven persons named hereunder will be proposed for election as directors of the Company (the “Nominees”).  Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees.  Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Company.  Each of the Nominees were elected at the last annual meeting of the Company’s shareholders held on April 20, 2006.

The following table sets forth the name, province/state and country of residence, principal occupation, date they first became a director of the Company and number of shares beneficially owned by each Nominee.  The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at March 20, 2007.

Name, Province/State and Country of Residence	Principal Occupation	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

Eduardo Luna Mexico City, Mexico	Chairman of the Company, Executive Vice President of Goldcorp, and President of Luismin, S.A. de C.V. (mining companies)	December 8, 2004	160,000 (5)(12)

Peter D. Barnes British Columbia, Canada	President and Chief Executive Officer of the Company	April 20, 2006	87,000 (6)

Lawrence I. Bell (1) British Columbia, Canada	Non-Executive Chairman of British Columbia Hydro and Power Authority	April 20, 2006	14,500 (7)(12)

John A. Brough (1)(3) Florida, United States	President of Torwest, Inc. and Wittington Properties Limited (real estate development companies)	October 15, 2004	4,000 (8)

Name, Province/State and Country of Residence	Principal Occupation	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

R. Peter Gillin (1)(2)(3) Ontario, Canada	Chairman and Chief Executive Officer of Tahera Diamond Corporation (diamond exploration and development company)	October 15, 2004	10,000 (9)

Douglas M. Holtby (2) British Columbia, Canada	Vice Chairman of the Board and Lead Director of Goldcorp, President and Chief Executive Officer of Arbutus Road Investments Inc. and MKC Capital (private investment companies)	April 20, 2006	62,500 (10)(12)

Wade D. Nesmith (2)(3)(4) British Columbia, Canada	Associate Counsel (Lang Michener LLP)	October 15, 2004	4,000 (11)

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Governance and Nominating Committee.

(4)

Lead Director.

(5)

Mr. Luna also owns warrants to purchase 80,000 Common Shares.

(6)

Mr. Barnes also owns warrants to purchase 43,500 Common Shares and options to purchase 1,100,000 Common Shares.

(7)

Mr. Bell also owns warrants to purchase 30,000 Common Shares, options to purchase 70,000 Common Shares and 9,000 Restricted Share Rights.

(8)

Mr. Brough also owns warrants to purchase 2,000 Common Shares, options to purchase 200,000 Common Shares and 8,687 Restricted Share Rights.

(9)

Mr. Gillin also owns warrants to purchase 5,000 Common Shares, options to purchase 270,000 Common Shares and 8,687 Restricted Share Rights.

(10)

Mr. Holtby also owns warrants to purchase 30,000 Common Shares, options to purchase 70,000 Common Shares and 9,000 Restricted Share Rights.

(11)

Mr. Nesmith also owns options to purchase 175,000 Common Shares and 8,687 Restricted Share Rights.

(12)

Goldcorp Trading (Barbados) Limited owns 108,000,000 Common Shares.  Mr. Luna is an officer of Goldcorp which controls Goldcorp Trading (Barbados) Limited and Messrs. Bell and Holtby are directors of Goldcorp.

The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

Eduardo Luna – Chairman of the Board and Director.  Mr. Luna has been Chairman of the Company since October 2004 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River Minerals Ltd. (“Wheaton”) from June 2002 to April 2005, Executive Vice President of Goldcorp since March 2005 and President of Luismin, S.A. de C.V. since 1991.  He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato.  He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years.  He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute.  He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Peter D. Barnes – President, Chief Executive Officer and Director.  Mr. Barnes is currently the President, Chief Executive Officer and a director of Silver Wheaton.  He was Executive Vice President and Chief Financial Officer of Silver Wheaton from October 2004 to April 2006, Executive Vice President and Chief Financial Officer of Goldcorp from March 2005 to April 2006, and prior to such time he was Executive Vice President of Wheaton River Minerals Ltd. (“Wheaton”) from February 2003 and Chief Financial Officer of Wheaton from July 2003.  Prior to joining Wheaton, from October 2000 to March 2002, he was President and Chief Financial Officer of Crew Development Corporation.  Mr. Barnes is a Chartered Accountant with over 20 years of senior management experience, and holds a Bachelor of Science in Economics from the University of Hull, England.

Lawrence I. Bell – Director.  Mr. Bell is the non-executive Chairman of British Columbia Hydro and Powerex.  From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of the British Columbia Hydro and Powerex and, from 1987 to 1991, he was Chairman and Chief Executive Officer of the British Columbia Hydro and Powerex.  He is also a director of Hardwoods Distribution Income Fund, International Forest Products Limited, Miramar Mining Corporation, Goldcorp and Kimber Resources Inc. and is former Chairman of the University of British Columbia Board of Directors.  Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union.  In the province's public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

John A. Brough – Director.  Mr. Brough has been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, since 1998.  Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc.  Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996.  Mr. Brough is an executive with over 30 years of experience in the real estate industry.  He is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director of Livingston International Income Fund, a director and Chairman of the Audit Committee of First National Financial Income Fund and a director and Chairman of the Audit Committee of Rockwater Capital Corporation.  He holds a Bachelor of Arts degree in Political Science and Economics from the University of Toronto and is a Chartered Accountant.

R. Peter Gillin – Director.  Mr. Gillin has been Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, since October 2003.  Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc.  From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals corporation.  From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited.  He is a Chartered Financial Analyst charterholder.

Douglas M. Holtby – Director.  Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp and President and Chief Executive Officer of two private investment companies, Arbutus Road Investments Inc. and MKC Capital.  From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President and a shareholder of Allarcom Pay Television Limited.  Mr. Holtby is a Chartered Accountant.

Wade D. Nesmith – Lead Director.  Mr. Nesmith is currently associate counsel with Lang Michener LLP, a law firm where he previously practiced from 1993 to 1998 and where he was associate counsel during 2004.  From 2000 to 2003, he was Vice President, Strategic Development of Westport Innovations Inc., a high performance, low emissions engines and fuel systems company, and, from 1999 to 2000, he was the principal of the law firm of Nesmith & Associates.  Mr. Nesmith was the former Superintendent of Brokers for the Province of British Columbia.  From December 2003 to March 2005,

Mr. Nesmith was a director of Oxford Automotive Inc., a U.S. based, tier-one auto parts manufacturer.  He also served as Chairman of the Executive Committee and the Compensation Committee of Oxford Automotive Inc.

Cease Trade Orders or Bankruptcies

No director of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Lawrence Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998; and (b) Wade Nesmith who was a director of an automotive company which applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.  Deloitte & Touche LLP, Independent Registered Chartered Accountants, were first appointed as auditors of the Company on September 24, 2004.

Amendments to the Share Option Plan – Amendment Provisions and Option Terms During Blackouts

In June 2006, the TSX published a Staff Notice in relation to security based compensation arrangements such as the Share Option Plan and the amendment procedures and the option expiry dates which fall within or soon after a self imposed blackout period.  The Company proposes to change the Share Option Plan to specify those amendments to the Share Option Plan that can be made by the Board without the approval of the Company’s shareholders (other than the approval at the Meeting to incorporate this amendment provision into the Share Option Plan).  Further, the nature of the Company’s business gives rise to a number of periods each year during which directors, officers and employees are prohibited from trading in securities of the Company, referred to as blackout periods.  If an option expiry date falls within a blackout period, an optionee would be required to exercise that option to avoid its expiry, but under applicable securities laws would be prohibited from trading in those securities until the blackout period ends.  The TSX Staff Notice introduced the ability for the Share Option Plan to provide that should an option expiry date fall within or soon after a blackout period, the expiry date will become a date a reasonable amount of time following the end of a blackout period.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Share Option Plan Amendment Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving amendments to subsection 2.2(a) and section 3.5 of the Share Option Plan designed to reflect the new regulatory developments set out above.  Such amendments are reflected in the following blackline of subsection 2.2(a) and the following new section 3.5 of the Share Option Plan:

Subsection 2.2.(a):

“(a)

Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the applicable grant or Regulations may require.  In the event that any Option expires during, or within 48 hours after, a self imposed blackout period on trading securities of the Corporation, such expiry date will become the tenth day following the end of the blackout period.”

Section 3.5:

“Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs 3.5(a) and (b) below, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

(a)

The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:

(i)

any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage.  A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii)

any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(iii)

the addition of any form of financial assistance;

(iv)

any amendment to a financial assistance provision which is more favourable to participants;

(v)

any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi)

the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation;

(vii)

a discontinuance of the Plan; and

(viii)

any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

(b)

The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subsection 3.5(a) above including:

(i)

a change to the vesting provisions of a security or the Plan;

(ii)

a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

(iii)

the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

(c)

Notwithstanding the provisions of subsection 3.5(b), the Corporation shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to subsection 3.5(b), to the extent such approval is required by any applicable laws or regulations.”

All other provisions of the Share Option Plan will remain in full force and effect.  The Board has approved the amendments to the Share Option Plan, subject to shareholder and stock exchange approvals.

The Board and management recommend the adoption of the Share Option Amendment Resolution.  To be effective, the Share Option Amendment Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.  Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Share Option Amendment Resolution.

The text of the Share Option Amendment Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.

The Company’s share option plan be and same is hereby amended to reflect the Toronto Stock Exchange developments, subsection 2.2(a) being amended as follows:

“(a)

Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the applicable grant or Regulations may require.  In the event that any Option expires during, or within 48 hours after, a self imposed blackout period on trading securities of the Corporation, such expiry date will become the tenth day following the end of the blackout period.”, and replacing the current section 3.5 with the following:

“Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs 3.5(a) and (b) below, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

(a)

The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:

(i)

any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage.  A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii)

any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(iii)

the addition of any form of financial assistance;

(iv)

any amendment to a financial assistance provision which is more favourable to participants;

(v)

any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi)

the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation;

(vii)

a discontinuance of the Plan; and

(viii)

any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

(b)

The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subsection 3.5(a) above including:

(i)

a change to the vesting provisions of a security or the Plan;

(ii)

a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

(iii)

the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

(c)

Notwithstanding the provisions of subsection 3.5(b), the Corporation shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to subsection 3.5(b), to the extent such approval is required by any applicable laws or regulations.”

2.

Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2006 which accompany this management information circular and can also be found on SEDAR at www.sedar.com.  Shareholders may also contact the Director, Investor Relations of the Company by phone at (604) 696-3044 or by e-mail at info@silverwheaton.com to request copies of these documents.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board through the Lead Director of the Board by writing to:

Lead Director

Silver Wheaton Corp.

3400 Park Place

666 Burrard Street

Vancouver, BC  V6C 2X8

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Peter Barnes”

Peter Barnes

President and Chief Executive Officer

Vancouver, British Columbia

March 20, 2007

SCHEDULE “A”

SILVER WHEATON CORP.

CHARTER OF THE BOARD OF DIRECTORS

I.

INTRODUCTION

A.

The Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.

The directors are stewards of the Company.  The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company.  In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.

These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.

COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.

A majority of directors comprising the Board must qualify as independent directors.

C.

Certain of the Board’s responsibilities may be delegated to Board committees.  The responsibilities of those committees will be as set forth in their terms of reference.

III.

DUTIES AND RESPONSIBILITIES

A.

Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself.  The legal obligations of the Board are described in Section IV.  Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

(ii)

appointing, determining the composition of and setting the terms of reference for, Board committees;

(iii)

determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and CEO, committees and directors in fulfilling their responsibilities;

(iv)

assessing the adequacy and form of director compensation;

(v)

assuming responsibility for the Company’s governance practices;

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(vi)

establishing new director orientation and ongoing director education processes;

(vii)

ensuring that the independent directors meet regularly without executive directors and management present;

(viii)

setting the terms of reference for the Board; and

(ix)

appointing the secretary to the Board.

B.

Human Resources

The Board has the responsibility to:

(i)

provide advice and counsel to the CEO in the execution of the CEO’s duties;

(ii)

appoint the CEO and plan CEO succession;

(iii)

set terms of reference for the CEO;

(iv)

annually approve corporate goals and objectives that the CEO is responsible for meeting;

(v)

monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(vi)

to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(vii)

set the CEO’s compensation;

(viii)

approve the CEO’s acceptance of significant public service commitments or outside directorships;

(ix)

approve decisions relating to senior management, including:

(a)

review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

(b)

on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

(c)

review compensation plans for senior management including salary, incentive, benefit and pension plans; and

(d)

employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(x)

approve certain matters relating to all employees, including:

(a)

the Company’s broad compensation strategy and philosophy;

(b)

new benefit programs or material changes to existing programs; and

(xi)

ensure succession planning programs are in place, including programs to train and develop management.

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C.

Strategy and Plans

The Board has the responsibility to:

(i)

adopt and periodically review a strategic planning process for the Company;

(ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(iii)

approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(iv)

direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(v)

approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

(vi)

approve material divestitures and acquisitions.

D.

Financial and Corporate Issues

The Board has the responsibility to:

(i)

take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(iii)

declare dividends;

(iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

(v)

approve the incurring of any material debt by the Company outside the ordinary course of business;

(vi)

approve the commencement or settlement of litigation that may have a material impact on the Company; and

(vii)

recommend the appointment of external auditors and approve auditors’ fees.

E.

Business and Risk Management

The Board has the responsibility to:

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(i)

ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(ii)

approve any plans to hedge silver sales; and

(iii)

evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.

Policies and Procedures

The Board has the responsibility to:

(i)

approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

(ii)

approve and act as the guardian of the Company’s corporate values, including:

(a)

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

(b)

require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

(c)

disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.

(iii)

direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

(iv)

periodically review the Company’s Environmental, Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.

G.

Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(i)

ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(ii)

approve and periodically review the Company’s communications policy;

(iii)

ensure the Board has measures in place to receive feedback from shareholders;

(iv)

approve interaction with shareholders on all items requiring shareholder response or approval;

(v)

ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(vi)

ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

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(vii)

ensure the CEO and Chief Financial Officer certify the Company’s annual and interim financial statements, Annual Information Form and MD&A and that the content of the certification meets all legal and regulatory requirements;

(viii)

ensure timely reporting of any other developments that have a significant and material effect on the Company; and

(ix)

report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.

GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.

The Board is responsible for:

(i)

directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(ii)

recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.

Ontario law identifies the following as legal requirements for the Board:

(i)

act honestly and in good faith with a view to the best interests of the Company, including the duty:

(a)

to disclose conflicts of interest;

(b)

not to appropriate or divert corporate opportunities;

(c)

to maintain confidential information of the Company and not use such information for personal benefit; and

(d)

disclose information vital to the business of the Company in the possession of a director;

(ii)

exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(iii)

act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.